Micromem Technologies Inc.
Press Release

Press Contact: Steven Wright-Mark
Schwartz Public Relations
212-677-8700, ext. 29
steven@schwartzpr.com

Micromem Technologies Inc. Retains Steven Van Fleet As Senior RFID Advisor

(Toronto, Ontario, March 18, 2005) - Micromem Technologies ("Micromem" – OTC-BB: MMTIF)), a company engaged in the research and development of Magnetic Random Access Memory (MRAM), announced today that Steven Van Fleet has been retained as its senior RFID advisor.

As the Company commences to the stage in its product development cycle where they have begun optimization of their prototype device, Mr. Van Fleet will work alongside Micromem's CTO Dr. Cynthia Kuper to continue discussions in earnest with development partners who can work with Micromem to bring its MRAM technology to commercialization.

"We're pleased that Steven Van Fleet has joined our growing team in an expanded and critical role," said Joseph Fuda, CEO of Micromem Technologies. "He remains committed to driving technology that will allow RFID to be pervasive on a global basis."

"The RFID market is a projected billion dollar industry," said Steven Van Fleet. "I am impressed with Micromem's technology and potential market value."

Van Fleet has served as a member of Micromem's Board of Directors for the last four years. Active in the RFID technology and market space since 1999, Mr. Van Fleet has been recognized as a world leader in understanding the business value associated with EPCglobal and implementation. EPCglobal develops industry-driven standards for the Electronic Product Code (EPC) to support the use of RFID.

About Micromem Technologies Inc.
Over the last five years, Micromem has been devoted to the development of MRAM technology. Once fully developed, this technology should be suitable for various applications including Radio Frequency Identification (RFID) tags, which will be Micromem's first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centres of

Excellence program. Micromem holds the first right to an exclusive, world-wide and perpetual sub-license for the use of the technology.

Listing: NASD OTC-Bulletin Board – Symbol: “MMTIF”
Shares issued: 59,291,771 (as of February 11, 2005)
SEC File No: 0-26005

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromen’s filings with the Securities & Exchange Commission. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

No securities regulatory authority has approved or disapproved of this news release.